Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of  1934

Filed by the Registrant [X]
Filed by a party other than the Registrant [   ]

Check the appropriate box:

[   ] Preliminary proxy statement
[X] Definitive proxy statement
[   ] Definitive additional materials
[   ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-
12

Managed Municipals Portfolio Inc.
(Name of Registrant as Specified in its Charter)

William Renahan
Name of Person Filing Proxy Statement

Payment of Filing Fee (Check appropriate box):
[X]   No longer applicable
[   ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).
[   ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

(1)	Title of each class of securities to which the
transaction applies:

(2)	Aggregate number of securities to which transactions
applies:

(3)	Per unit price or other underlying value of
transaction computed pursuant to Exchange Act Rule 0-11:1

(4)	Proposed maximum aggregate value of transaction:

	[   ] Check box if any part of the fee is offset as provided
by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, schedule or registration statement no.:

(3) Filing party:

(4) Date filed:

1. Set forth the amount on which the filing fee is calculated and state how it was determined.

                       MANAGED MUNICIPALS PORTFOLIO INC.
                             388 GREENWICH STREET
                           NEW YORK, NEW YORK 10013

                            ----------------------

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            ----------------------
                        To Be Held on September 8, 1999

To the shareholders of Managed Municipals Portfolio Inc.:

  Notice is hereby given that the Annual Meeting of Shareholders of MANAGED MUNICIPALS PORTFOLIO INC. (the "Portfolio") will be held at the Portfolio's offices at 388 Greenwich Street, New York, New York, 22nd Floor, on September 8, 1999 at 9:00 A.M. (New York Time) for the following purposes:

  1. To elect two Class III directors of the Portfolio (Proposal 1);

  2. To ratify the selection of KPMG LLP as independent auditors of the Portfolio for the fiscal year ended May 31, 2000 (Proposal 2); and

  3. To transact such other business as may properly come before the meeting or any adjournments thereof.

  The Board of Directors has fixed the close of business on July 21, 1999 as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournments thereof.

                                         By Order of the Board of Directors

                                         Christina T. Sydor
                                         Secretary
New York, New York

August 6, 1999

                            ----------------------

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE PORTFOLIO. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, WE ASK THAT YOU PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED
ENVELOPE WHICH NEEDS NO POSTAGE IF MAILED IN THE CONTINENTAL UNITED STATES. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXIES ARE SET FORTH ON THE INSIDE COVER.

                   INSTRUCTIONS FOR SIGNING PROXY CARDS

  The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense to the Portfolio involved in validating your vote if you fail to sign your proxy card properly.

  1. Individual Accounts: Sign your name exactly as it appears in the regis-tration on the proxy card.

  2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

  3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:

Registration                                                 Valid Signature
------------                                                 ---------------

Corporate Accounts
(1)ABC Corp. ........................................... ABC Corp.
(2)ABC Corp. ........................................... John Doe, Treasurer
(3)ABC Corp.
      c/o John Doe, Treasurer........................... John Doe
(4)ABC Corp. Profit Sharing Plan........................ John Doe, Trustee

Trust Accounts
(1)ABC Trust............................................ Jane B. Doe, Trustee
(2)Jane B. Doe, Trustee
      u/t/d 12/28/78.................................... Jane B. Doe

Custodian or Estate Accounts
(1)John B. Smith, Cust.
      f/b/o John B. Smith, Jr. UGMA..................... John B. Smith
(2)John B. Smith........................................ John B. Smith, Executor

                       MANAGED MUNICIPALS PORTFOLIO INC.
                             388 GREENWICH STREET
                           NEW YORK, NEW YORK 10013
                                (800) 451-2010

                      ----------------------------------

                                PROXY STATEMENT
                      ----------------------------------

                    FOR THE ANNUAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 8, 1999

                                 INTRODUCTION

  This proxy statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of Managed Municipals Portfolio Inc. (the "Portfolio") of proxies to be voted at the Annual Meeting of Shareholders (the "Meeting") of the Portfolio, to be held at the Portfolio's principal executive offices at 388 Greenwich Street, 22nd Floor, New York, New York 10013, on September 8, 1999 at 9:00 A.M. (New York Time), and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders (the "Notice").

  The cost of soliciting proxies and the expenses incurred in preparing this proxy statement will be borne by the Portfolio. Proxy solicitations will be made mainly by mail. In addition, certain officers, directors and employees of the Portfolio; Salomon Smith Barney Inc. ("Salomon Smith Barney"); SSBC Fund Management Inc. ("SSBC" or the "Manager") (formerly known as Mutual Management Corp.), the Portfolio's investment manager, which is an affiliate of Salomon Smith Barney; and/or First Data Investor Services Group, Inc. ("First Data"), the Portfolio's transfer agent, may solicit proxies in person or by telephone, telegraph, or mail. Salomon Smith Barney and SSBC are each located at 388 Greenwich Street, New York, New York 10013; First Data is located at 101 Federal Street, Boston, Massachusetts 02110. In addition, the Portfolio will reimburse brokerage firms or other record holders for their expenses in forwarding solicitation materials to beneficial owners of shares of the Portfolio.

  The Annual Report of the Portfolio, including audited financial statements for the fiscal year ended May 31, 1999, has previously been furnished to all shareholders of the Portfolio. This proxy statement and form of proxy are first being mailed to shareholders on or about August 13, 1999. The Portfolio will provide additional copies of the Annual Report to any shareholder upon request by calling the Portfolio at 1-800-451-2010.

  All properly executed proxies received prior to the Meeting will be voted at the Meeting in accordance with the instructions marked thereon or otherwise as provided therein. Unless instructions to the contrary are marked, shares represented by the proxies will be voted "FOR" all the proposals listed in the Notice. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (i.e. proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. Because both proposals require a proportion of the votes cast for their approval, abstentions and broker "non-votes" may influence whether a quorum is present but will have no impact on the requisite approval of a proposal. A quorum consists of the presence (in person or by proxy) of the holders of a majority of the outstanding shares of the Portfolio entitled to notice of, and to vote at, the Meeting. Proposal 1 requires for approval the affirmative vote of a plurality of the votes cast at the Meeting with a quorum present. Proposal 2 requires for approval the affirmative vote of a majority of the votes cast at the Meeting with a quorum present. Any proxy may be revoked at any time prior to the exercise thereof by submitting another proxy bearing a later date or by giving written notice to the Secretary of the Portfolio at the Portfolio's address indicated above or by voting in person at the Meeting.

  The Board knows of no business other than that specifically mentioned in the Notice that will be presented for consideration at the Meeting. If any other matters are properly presented, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment to the extent permissible under applicable law.

  The Board of Directors of the Portfolio has fixed the close of business on July 21, 1999 as the record date (the "Record Date") for the determination of shareholders of the Portfolio entitled to notice of and to vote at the Meeting or any adjournment thereof. Shareholders of the Portfolio as of the Record Date will be entitled to one vote on each matter for each share held and a fractional vote with respect to fractional shares, with no cumulative voting rights. As of the Record Date, the Portfolio had outstanding 34,606,943.546 shares of Common Stock, par value $.001 per share, the only authorized class of stock, of which 33,715,984 shares (97.43%) were held but not beneficially owned by CEDE & CO., P.O. Box 20, Bowling Green Station, New York, NY 10004. As of the Record Date, no other person (including any "group" as that term is used in Section 13(d) of the Securities Exchange Act of 1934), to the knowledge of the Board, owned beneficially more than 5% of the outstanding shares of the Portfolio. As of the Record Date, the officers and Board members of the Portfolio as a group beneficially owned less than 1% of the outstanding shares of the Portfolio.

  In the event that a quorum is not present, or if sufficient votes in favor of the proposals set forth in the Notice and this Proxy Statement are not received by the time scheduled for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies with respect to any such proposals. In determining whether to adjourn the Meeting, the following factors may be considered: the nature of the proposals that are the subject of the Meeting, the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require the affirmative vote of a majority of the shares represented at the Meeting. The persons named as proxies will vote in favor of such adjournment those shares which they are entitled to vote and which have voted in favor of such proposals.

                                PROPOSAL NO. 1

                             ELECTION OF DIRECTORS

  The Board of Directors of the Portfolio is classified into three classes. The directors serving in Class III have terms expiring at the Meeting; the Class III directors currently serving on the Board have been nominated by the Board of Directors for re-election at the Meeting to serve for a term of three years (until the year 2002 Annual Meeting of Shareholders) or until their successors have been duly elected and qualified.

  The Board of Directors of the Portfolio knows of no reason why any of the Class III nominees listed below will be unable to serve, and each nominee has consented to serve if elected, but in the event of any such unavailability, the proxies received will be voted for such substitute nominees as the Board of Directors may recommend.

  Certain information concerning the nominees is set forth below. For any nominee or director indicated as owning shares of the Portfolio, such ownership constituted less than 1% of the outstanding shares of the Record Date. All of the nominees are currently directors of the Portfolio. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years.

                  Persons Nominated for Election as Directors

                               Principal Occupations           Number of Shares
                              During Past Five Years,            Owned as of
         Name               Other Directorships, and Age         July 21, 1999
         ----               ----------------------------       ----------------
 CLASS III DIRECTORS
 Dwight Crane          Professor, Harvard Business School;         594.716
  Director since 1992  Director Peer Review Analysis, Inc.;
                       61.
 William R. Hutchinson Group Vice President, Mergers &             102.306
  Director since 1995  Acquisitions BP Amoco p.l.c. since
                       January 1, 1999; formerly Vice
                       President-Financial Operations AMOCO
                       Corporation, Director of Associated
                       Bank and Director of Associated Banc-
                       Corp.; 56.

  The remainder of the Board constitutes the Class I and Class II directors, none of whom will stand for election at the Meeting, as their terms will expire in the years 2000 and 2001, respectively. Directors affiliated with the Manager and considered an "interested person" of the Portfolio, as defined in the Investment Company Act of 1940, as amended (the "1940 Act") are indicated by an asterisk (*).

                        Directors Continuing in Office

                               Principal Occupations           Number of Shares
                              During Past Five Years,            Owned as of
         Name              Other Directorships, and Age          July 21, 1999
         ----              ----------------------------        ----------------
 CLASS I DIRECTORS
 Allan J. Bloostein   President of Allan J. Bloostein              620.412
  Director since 1992 Associates, a consulting firm; retired
                      Vice Chairman and Director of May
                      Department Stores; Director of CVS
                      Corporation and Taubman Centers Inc.;
                      69.

 Martin Brody         Consultant, HMK Associates; retired          158.495
  Director since 1992 Vice Chairman of the Board of
                      Directors of Restaurant Associates
                      Corp.; Director of Jaclyn, Inc.; 78.

 CLASS II DIRECTORS
 Robert A. Frankel    Managing Partner of Robert A. Frankel        263.079
  Director since 1994 Management Consultants; formerly
                      Corporate Vice President of the
                      Reader's Digest Association Inc.; 72.
 Heath B. McLendon*   Managing Director of Salomon Smith           1,389.241(a)
  Director since 1995 Barney; Director of 64 investment
                      companies associated with Citigroup;
                      President of SSBC; former Chairman of
                      Salomon Smith Barney Strategy Advisers
                      Inc. and President of Travelers
                      Investment Advisers, Inc. ("TIA"); 66.

-----------
(a)Includes shares owned by members of this director's family.

            Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the 1940 Act require the Portfolio's officers and directors, and persons who beneficially own more than ten percent of a registered class of the Portfolio's equity securities, and certain entities to file reports of ownership with the Securities and Exchange Commission, the New York Stock Exchange, Inc. and the Portfolio. Based solely upon its review of the copies of such forms received by it, the Portfolio believes that, during fiscal year 1999, all filing requirements applicable to such persons were complied with.

  The Portfolio has no compensation or nominating committee of the Board of Directors, or any committee performing similar functions. The Portfolio has an audit committee composed of all the directors who are not "interested persons" of the Portfolio, as defined under the 1940 Act (the "independent directors"), which is charged with recommending a firm of independent auditors to the Portfolio and reviewing accounting matters with the auditors.

  Five meetings of the Board of Directors of the Portfolio were held during the last fiscal year, four of which were regular meetings. In the last fiscal year, no director attended less than 75% of these meetings of the Board that were held.

  Only the independent directors receive remuneration from the Portfolio for acting as a director. Aggregate fees and expenses (including reimbursement for travel and out-of-pocket expenses) of $39,213.98 were paid to such directors by the Portfolio during the fiscal year ended on May 31, 1999. Fees for the independent directors are set at $5,000 per annum and, in addition, these directors receive $500 for each Board meeting attended in person, $100 for each telephonic board meeting, plus travel and out-of-pocket expenses incurred in connection with Board meetings. The out-of-pocket expenses are borne equally by each individual fund in the group of funds served by the same Board members. None of the officers of the Portfolio received any compensation from the Portfolio for such period. Officers and interested directors of the Portfolio are compensated by the Manager or by Salomon Smith Barney.

  The following table shows the compensation paid by the Portfolio to each person who was a director during the Portfolio's last fiscal year.

                              COMPENSATION TABLE

                                                                                     Number of
                        Aggregate    Pension or Retirement                        Funds for Which
                       Compensation Benefits Accrued as part Total Compensation    Person Served
 Name of Person         from Fund       of Fund Expenses     from Fund  Complex Within Fund Complex
 --------------        ------------ ------------------------ ------------------ -------------------
Martin Brody              $6,800               $0                 $132,500               20
Dwight B. Crane            7,200                0                  139,975               23
Allan J. Bloostein         7,200                0                   90,500                9
Robert A. Frankel          7,300                0                   72,250                9
William R. Hutchinson      7,200                0                   42,450                7
Heath B. McLendon*             0                0                        0               64

* Designates a director who is an "interested person" of the Portfolio.

  Upon attainment of age 80, Portfolio Directors are required to change to emeritus status. Directors Emeritus are entitled to serve in emeritus status for a maximum of 10 years during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to Portfolio Directors, together with reasonable out-of-pocket expenses for each meeting attended. During the Portfolio's last fiscal year, aggregate compensation paid by the Portfolio to Directors Emeritus totaled $19,550.

  The following is a list of the current executive officers of the Portfolio, all of whom have been elected by the Board to serve until their respective successors are elected:

                                               Principal Occupations
           Offices and Positions    Period    During Past Five Years
Name          Held with Fund     Offices Held         and Age
----       --------------------- ------------ ----------------------
Heath B.   Chief Executive       1992 to date (see table of directors
 McLendon  Officer,                           above)
           Chairman of
           the Board and
           President
Lewis E.   Senior Vice           1994 to date Managing Director of
 Daidone   President and                      Salomon Smith Barney;
           Treasurer                          Senior Vice President
                                              and Treasurer or
                                              Executive Vice
                                              President and Treasurer
                                              of 59 investment
                                              companies associated
                                              with Salomon Smith
                                              Barney; Director and
                                              Senior Vice President
                                              of SSBC and TIA; 42.
Joseph P.  Vice President        1993 to date Managing Director of
 Deane     and Investment                     SSBC; prior to July
           Officer                            1993, Managing Director
                                              of Shearson Lehman
                                              Advisors; 51.
Christina  Secretary             1994 to date Managing Director of
 T. Sydor                                     Salomon Smith Barney;
                                              Secretary or Executive
                                              Vice President and
                                              General Counsel of 59
                                              investment companies
                                              associated with Salomon
                                              Smith Barney; Secretary
                                              and General Counsel of
                                              SSBC and TIA; 48.
Paul       Controller            1998 to date Director of Salomon
 Brook                                        Smith Barney;
                                              Controller or Assistant
                                              Secretary of 43
                                              investment companies
                                              associated with Salomon
                                              Smith Barney; 45.

  The Board of Directors, including all of the independent directors, recommends that you vote "FOR" the election of nominees to the Board.

                                PROPOSAL NO. 2

               RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

  KPMG LLP ("KPMG") has been selected as the independent auditors to audit the accounts of the Portfolio for and during the fiscal year ending May 31, 2000 by a majority of the independent directors, which is subject to ratification by the shareholders at the Meeting. The entire Board concurred in the selection of KPMG. KPMG also serves as the independent auditors for the Manager, other investment companies associated with Salomon Smith Barney and for Citigroup, Inc. ("Citigroup"), the ultimate parent company of Salomon Smith Barney and the Manager. KPMG has no direct or material indirect financial interest in the Portfolio, the Manager, Citigroup or any other investment company sponsored by Salomon Smith Barney or its affiliates.

  If the Portfolio receives a written request from any shareholder at least five days prior to the Meeting stating that the shareholder will be present in person at the Meeting and desires to ask questions of the auditors concerning the Portfolio's financial statements, the Portfolio will arrange to have a representative of KPMG present at the Meeting who will respond to appropriate questions and have an opportunity to make a statement.

  The affirmative vote of a majority of votes cast at the Meeting is required to ratify the selection of KPMG. The Board of Directors, including all of the independent directors, recommends that the shareholders vote "FOR" the ratification of the selection of independent auditors.

                                 OTHER MATTERS

  The Manager knows of no other matters which are to be brought before the Meeting. However, if any other matters not now known or determined properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment on such matters.

  All proxies received will be voted in favor of all the proposals, unless otherwise directed therein.

                      SUBMISSION OF SHAREHOLDER PROPOSALS

  Shareholder proposals intended to be presented at the 2000 Annual Meeting of the shareholders of the Portfolio must be received by April 21, 2000 to be included in the proxy statement and the form of proxy relating to that meeting, as the Portfolio expects that the 2000 Annual Meeting will be held in September of 2000. The submission by a shareholder of a proposal for inclusion in the proxy statement does not guarantee that it will be included. Shareholder proposals are subject to certain regulations under the federal securities laws.

  The persons named as proxies for the Annual Meeting of Shareholders for 2000 will have discretionary authority to vote on any matter presented by a shareholder for action at that meeting unless the Portfolio receives notice of the matter by May 31, 2000, in which case these persons will not have discretionary voting authority except as provided in the Securities and Exchange Commission's rules governing shareholder proposals.

  IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING ARE THEREFORE URGED TO COMPLETE AND SIGN, DATE AND RETURN THE PROXY CARD AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                         By Order of the Board of Directors,

                                         Christina T. Sydor
                                         Secretary

August 6, 1999

FORM OF PROXY

MANAGED MUNICIPALS PORTFOLIO INC.


Proxy Solicited By the Board of Directors

   The undersigned holder of shares of Common Stock of the Managed Municipals Portfolio Inc. (the "Portfolio") a Maryland corporation, hereby appoints Heath B. McLendon, Christina Sydor and William Renahan as attorneys and proxies for the undersigned with full power of substitution and revocation, to represent the undersigned and to vote on behalf of the undersigned all shares of Common Stock of the Portfolio which the undersigned is entitled to vote at the Annual
Meeting of Shareholders of the Portfolio to be held at the offices of the Portfolio, 388 Greenwich Street, 22nd Floor, New York, New York, on September 8, 1999 at 9:00 a.m., and any adjournment or adjournments thereof. The undersigned hereby acknowledges receipt of the Notice of Meeting and Proxy Statement dated August 6, 1999 and hereby instructs said attorneys and proxies to vote said shares as indicated hereon. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting. A majority of the proxies present and acting at the Meeting in person or by substitute (or, if only one shall be so present, then that one) shall have and may exercise all of the power and authority of said proxies hereunder. The undersigned hereby revokes any proxy previously given.

SEE REVERSE SIDE

CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE

SEE REVERSE SIDE

X  Please mark votes as in this example

This proxy, if properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is made, this proxy will be voted for election of each nominee as director and proposal 2.

The Board of Directors recommends a vote "FOR" the following proposals:

1.	ELECTION OF CLASS II DIRECTORS		FOR     WITHHELD
	Nominees:  Dwight Crane and
	William Hutchinson

	_______________________________
	For all nominees except as noted above

2.	PROPOSAL TO RATIFY THE		FOR    AGAINST  ABSTAIN
	SELECTION OF KPMG
	LLP AS THE INDE-
	PENDENT AUDITORS OF THE
	PORTFOLIO FOR THE FISCAL YEAR
	ENDED May 31, 2000.

MARK HERE FOR ADDRESS CHANGE AN NOTE AT LEFT

PLEASE SIGN, DATE AND RETURN PROMPTLY
IN THE ENCLOSED ENVELOPE

Note: Please sign exactly as your name appears on this proxy.
If joint owners, EITHER may sign this Proxy. When signing as attorney, executor, administrator, trustee, guardian or corporate officer, please give your full title.

Signature: ____________________________  Date: ________________

Signature: ____________________________  Date: ________________